

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via E-mail</u>
Bradley A. Cleveland
Chief Executive Officer
Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, Minnesota   55359

      RE: **Proto Labs, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed March 22, 2013
                 Proxy Statement on Schedule 14A
                 Filed April 9, 2013
                 File No. 1-35435

Dear Mr. Cleveland:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief